EXHIBIT 99.1

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GG00BMGYLN96

Issuer Name
BURFORD CAPITAL LIMITED

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Invesco Ltd.

City of registered office (if applicable)
Atlanta

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

01-Jun-2022

6. Date on which Issuer notified

06-Jun-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.915000	0.000000	4.915000	10767049
Position of previous notification (if applicable)	9.50	0	9.50
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GG00BMGYLN96	0	10767049	0.000000	4.915000
Sub Total 8.A	10767049		4.915000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Invesco Ltd.	Invesco Asset Management Limited	4.911000	0.000000	4.911000%
Invesco Ltd.	Invesco Advisers, Inc.	0.004000	0.000000	0.004000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Refer to section 9 for detail of proxy holders' and % of voting rights held. Voting authority is held until it is revoked by the client / the relevant Investment Management Agreement is terminated.

12. Date of Completion

06-Jun-2022

13. Place Of Completion

Henley-on-Thames